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                             April 12, 2024

       Matthew Garth
       Chief Financial Officer
       Scotts Miracle-Gro Co
       14111 Scottslawn Road
       Marysville, Ohio 43041

                                                        Re: Scotts Miracle-Gro
Co
                                                            Form 10-K filed
November 22, 2023
                                                            Form 8-K filed
November 1, 2023
                                                            Response filed
February 9, 2024
                                                            File No. 001-11593

       Dear Matthew Garth:

              We have reviewed your February 9, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 26,
       2024 letter.

       Form 10-K for the Year Ended September 30, 2023

       Non-GAAP Measures, page 43

   1. We note your response to prior comment 1. Notwithstanding their scope and magnitude, the inventory
impairment charges recognized following the decision to discontinue and exit the market for the
majority of your lighting brands and product lines do not appear to be outside the normal
course of your operations. With reference to Question 100.01 of the
                                                        Compliance and
Disclosure Interpretations for Non-GAAP Financial Measures and ASC
                                                        420-10-S99-3, please
confirm that you will no longer exclude these inventory
                                                        impairments from your
non-GAAP measures.

              Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you
       have questions regarding comments on the financial statements and related matters.
 Matthew Garth
Scotts Miracle-Gro Co
April 12, 2024
Page 2




                                     Sincerely,
FirstName LastNameMatthew Garth
                                     Division of Corporation Finance
Comapany NameScotts Miracle-Gro Co
                                     Office of Industrial Applications and
April 12, 2024 Page 2                Services
FirstName LastName